SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 30, 2002

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on July 30, 2002 as follows:

CLIFFS RECOGNIZES TOP SUPPLIERS

CLEVELAND, OH — JULY 30, 2002—Cleveland-Cliffs Inc (NYSE: CLF) has announced the winners of its annual Supplier of the Year Award. The seven winners were honored at a banquet in Cleveland on July 24, 2002. These suppliers were recognized for their outstanding performance and cooperation with Cliffs in areas of service, support, cost-control and product development.

The 2002 Cliffs' Suppliers of the Year are:

Bridgestone Off Road Tire Company (NIKKEI: BRDCY) Nashville, Tennessee manufactures tires. Bridgestone was also a 2001 Cliffs' Supplier of the Year.

ESCO Corporation, Portland, Oregon, manufactures cast alloy and specialty plate and fabricated products.

Ferguson Westburne Supply, Duluth, Minnesota, (a subsidiary of Wolseley; NYSE: WOS) provides industrial pipe, valves, fittings and industrial mill supplies.

Hewitt Equipment Limited, Point-Claire Quebec, Canada, sells, rents, and services Caterpillar heavy equipment.

Northern Tire, Inc., Ishpeming, Michigan, distributes and services tires. Northern Tire was also a 2001 Cliffs' Supplier of the Year.

Prime Supply Company, Iron Mountain, Michigan, provides complete lines of plumbing and electrical materials.

Tufco, Inc., Eveleth, Minnesota, distributes and services tires.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, and Thomas J. O'Neil, President and Chief Operating Officer presented the awards to representatives of the winning companies. There are currently 61 alliance suppliers in Cliffs' program.

Brinzo spoke of several recent positive developments for Cliffs, including an increase in demand for iron ore pellets and the acquisition of new long-term sales arrangement with International Steel Group and Rouge Steel. Additionally, Brinzo said that the entire Company is focused on improving the mines' competitive position from the standpoint of both cost and quality. "Our corporate-wide program, known as ForCE 21 (For Competitive Excellence in the 21st Century) is designed to produce organizational and operational excellence through employee involvement and cultural change. It has achieved impressive results in a number of areas," Brinzo said.

O'Neil said, "Flat pellet pricing coupled with steadily increasing costs are causing us to concentrate on cost reduction at all Cliffs' operations. We rely on our suppliers to work together with us in controlling costs for goods and services."

Edward C. Dowling, Cliffs' Senior Vice President – Operations, thanked the 43 suppliers present, stating that Cliffs purchased 65% of its goods and services through its alliance program. "We greatly appreciate the efforts of our alliance suppliers in helping us to keep costs down," Dowling said, "you are a big part of our success. Thank you."

Cliffs' Alliance Supplier Program is part of a company-wide cost reduction initiative that began three years ago. The initiative is a radical change from the way the company used to purchase products and services because it establishes cross-functional teams composed of mine and corporate employees who work together to interview, acquire bids, and negotiate contracts with potential suppliers for combined volumes of mine requirements. The competition for multi-mine contracts among vendors has made the bidding process aggressive, enabling Cliffs to achieve considerable cost savings. In exchange for price reductions and product performance improvements, Alliance members gain long-term contracts of 3-5 years and the ability to work closely with Cliffs' mines to test and develop their products and services and thus increase sales.

* * * * *

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors; such as: changes in the demand for iron ore pellets by Cliffs and the other owners and customers of the Cliffs' managed mines, changes in steel utilization rates, and events that impair or adversely impact the production capability of Cliffs' operations.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Cleveland-Cliffs Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

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SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: August 2, 2002

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